GULF ISLANDFABRICATION, INC.

2170 Buckthorne Place, Suite 420

The Woodlands, Texas 77380

August 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re: Gulf Island Fabrication, Inc.

Registration Statement on Form S-3

(File No. 333-273975)

Acceleration Request

Requested Date: August 24, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission declare effective the above-captioned registration statement to August 24, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please do not hesitate to contact Alexandra Layfield of Jones Walker LLP at (225) 248-2030.

Sincerely,
Gulf Island Fabrication, Inc.

/s/ Westley S. Stockton
By:	Westley S. Stockton
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Richard W. Heo, Gulf Island Fabrication, Inc.
Brad LeBoeuf, Gulf Island Fabrication, Inc.
Alexandra Layfield, Jones Walker LLP